UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 20, 2024

Rumble Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40079	85-1087461
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

444 Gulf of Mexico Dr

Longboat Key, FL 34228
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (941) 210-0196

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RUM	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	RUMBW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Transaction Agreement

On December 20, 2024, Rumble Inc., a Delaware corporation (“Rumble” or the “Company”), entered into a Transaction Agreement (the “Transaction Agreement”), by and between the Company and Tether Investments Limited (“Tether” or the “Investor”), pursuant to which, subject to the terms and conditions of the Transaction Agreement, the Investor will make a strategic investment in the Company of $775 million, consisting of 103,333,333 newly issued shares of the Company’s Class A Common Stock, par value $0.0001 per share (“Common Stock”), at a price of $7.50 per share (the “Investment”). The terms of the Investment were privately negotiated between Rumble and Tether and unanimously approved by the Company’s Board of Directors (the “Board”), and, as part of the transaction, Rumble and Tether intend to explore potential future advertising, cloud, and crypto payment solutions relationships.

The Company will use $250 million of the proceeds of the Investment to support growth initiatives and, subject to the terms and conditions of the Transaction Agreement, use the remaining proceeds to fund a self tender offer (the “Offer” and together with the Investment, the “Transaction”) to purchase up to 70 million shares of its outstanding Common Stock at the same price ($7.50 per share) as the Investment. The Offer has not yet commenced, and this Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock or any other securities. See “Important Information” below.

Each of the Company and the Investor has made customary representations, warranties and covenants in the Transaction Agreement, including, among others, covenants by the Company to conduct its business in the ordinary course consistent with past practice during the interim period between the execution of the Transaction Agreement and the closing. The Transaction Agreement also provides for the Company to indemnify the Investor, and the Investor to indemnify the Company, following the closing for breaches of the Transaction Agreement subject to negotiated limitations.

Following the closing of the Transaction, Rumble’s existing Board and governance structure, including Chris Pavlovski’s super-majority voting control, will remain unchanged. After closing, Tether will not have the right to designate any members of the Board nor have any shareholder veto rights over Company actions. In connection with the Transaction, the Investor has also agreed to certain “standstill” provisions restricting its ability to engage in any solicitation of proxies with respect to the voting of any Common Stock and other similar matters for the one-year period following the closing. Further, following the closing and until Tether’s beneficial ownership percentage falls below 9.9%, Tether has agreed to certain transfer restrictions that will limit its ability to transfer any shares to competitors of the Company or to holders who beneficially own, or will own upon completion of such transfer, at least 5% of the Common Stock.

At the closing, the Company and the Investor will enter into a registration rights agreement (a form of which is attached to the Transaction Agreement) to provide the Investor with customary registration rights, including the obligation for the Company to file a registration statement on Form S-3 to register the resale of the Investor’s shares of Common Stock and to provide the Investor with certain customary demand and piggyback registration rights.

The Transaction Agreement is subject to termination by either party in customary circumstances, including if the closing of the Transaction has not occurred by April 30, 2025. In the event the Transaction Agreement is terminated by the Company in connection with the entry by the Company into a definitive agreement for a superior proposal, then as a condition to such termination, the Company will pay the Investor a termination fee.

The closing of the transactions contemplated by the Transaction Agreement is subject to customary closing conditions, including at least 20 days having elapsed since the mailing of an information statement with respect to the Transaction to the extent shareholder approval is required by applicable NASDAQ rules (which shareholder approval is obtained via the written consent of Chris Pavloski), the approval of the Investment shares for listing on NASDAQ and the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In the event the Offer has not been completed and the closing of the Investment has not occurred by March 31, 2025, then the closing of the Investment may be divided into two tranches, with the first tranche being an investment of $500 million for 66,666,667 shares of Common Stock (which would close without regard to the status of the Offer but taking into account all other closing conditions) and the second tranche being an investment of $275 million for 36,666,666 shares of Common Stock at or substantially concurrent with the closing of the Offer.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Tender and Support Agreements

Simultaneously with the execution of the Transaction Agreement, certain existing stockholders of the Company (the “Supporting Stockholders”), including certain executive officers and directors of the Company (or affiliates thereof), entered into separate tender and support agreements with the Company pursuant to which such Supporting Stockholders agreed, among other things, to tender up to 70 million shares of Common Stock (in the aggregate) in the Offer on the same terms and conditions as the other stockholders of the Company, including with respect to the Offer price of $7.50 per share and the proration provisions that will apply in the event that the Offer is oversubscribed. Chris Pavlovski, Rumble’s Chairman and Chief Executive Officer, has committed to tender, and does not intend to sell more than, 10 million shares of Common Stock in the Offer.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, the form of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K related to the Investment is hereby incorporated into this Item 3.02. The Company is relying on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) afforded by Section 4(a)(2) thereof. The Investor represented that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.

Item 8.01. Other Events

The Company is party to a Controlled Equity OfferingSM Sales Agreement (the “ATM Agreement”), dated October 18, 2024, with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company filed an associated “at-the-market offering” (“ATM”) sales agreement prospectus supplement, dated October 25, 2024 (the “ATM Prospectus”). The Company has not utilized the ATM to date and no shares have been sold under the ATM Prospectus. In light of the Transaction, the Company notified Cantor that it is suspending any use of the ATM and terminating the ATM Prospectus. The Company will not make any sales of its Common Stock pursuant to the ATM Agreement, unless and until a new prospectus supplement is filed. Other than the termination of the ATM Prospectus, the ATM Agreement remains in full force and effect.

Forward-Looking Statements

Certain statements in this Form 8-K (and the Exhibits hereto) constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this Form 8-K (and the Exhibits hereto) that are not historical facts are forward-looking statements and include, for example, statements regarding the Company’s (“we” or “our”) expectations or beliefs regarding our proposed transaction with Tether, the use of the proceeds therefrom and the acceleration of our expansion into cryptocurrency. Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “well underway,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “on a trajectory,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this Form 8-K are based on our current beliefs and expectations of our management as of the date of this Form 8-K. These statements are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include uncertainties as to the timing of the Transaction; uncertainties as to the percentage of shares of Rumble stock tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction; the risk that we may be unable to derive additional benefits from the relationship with Tether, including increased advertising revenue, cloud revenue, and expansion into cryptocurrency payments; the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense, indemnification and liability; risks inherent with our increasing affiliation with crypto assets, including volatility; as well as regulatory and reputational risks; the risks of implementing a new treasury diversification strategy; our ability to grow and manage future growth profitably over time, maintain relationships with customers, compete within our industry and retain key employees; the possibility that we may be adversely impacted by economic, business, and/or competitive factors; our limited operating history makes it difficult to evaluate our business and prospects; our recent and rapid growth may not be indicative of future performance; we may not continue to grow or maintain our active user base, and may not be able to achieve or maintain profitability; risks relating to our ability to attract new advertisers, or the potential loss of existing advertisers or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets; Rumble Cloud, our recently launched cloud services business, may not achieve success and, as a result, our business, financial condition and results of operations could be adversely affected; negative media campaigns may adversely impact our financial performance, results of operations, and relationships with our business partners, including content creators and advertisers; spam activity, including inauthentic and fraudulent user activity, if undetected, may contribute, from time to time, to some amount of overstatement of our performance indicators; we collect, store, and process large amounts of user video content and personal information of our users and subscribers and, if our security measures are breached, our sites and applications may be perceived as not being secure, traffic and advertisers may curtail or stop viewing our content or using our services, our business and operating results could be harmed, and we could face governmental investigations and legal claims from users and subscribers; we may fail to comply with applicable privacy laws; we are subject to cybersecurity risks and interruptions or failures in our information technology systems and, notwithstanding our efforts to enhance our protection from such risks, a cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss; we may be found to have infringed on the intellectual property of others, which could expose us to substantial losses or restrict our operations; we may face liability for hosting a variety of tortious or unlawful materials uploaded by third parties, notwithstanding the liability protections of Section 230 of the Communications Decency Act of 1996; we may face negative publicity for removing, or declining to remove, certain content, regardless of whether such content violated any law; paid endorsements by our content creators may expose us to regulatory risk, liability, and compliance costs, and, as a result, may adversely affect our business, financial condition and results of operations; our traffic growth, engagement, and monetization depend upon effective operation within and compatibility with operating systems, networks, devices, web browsers and standards, including mobile operating systems, networks, and standards that we do not control; our business depends on continued and unimpeded access to our content and services on the internet and, if we or those who engage with our content experience disruptions in internet service, or if internet service providers are able to block, degrade or charge for access to our content and services, we could incur additional expenses and the loss of traffic and advertisers; we face significant market competition, and if we are unable to compete effectively with our competitors for traffic and advertising spend, our business and operating results could be harmed; we rely on data from third parties to calculate certain of our performance metrics and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business; changes to our existing content and services could fail to attract traffic and advertisers or fail to generate revenue; we derive the majority of our revenue from advertising and the failure to attract new advertisers, the loss of existing advertisers, or the reduction of or failure by existing advertisers to maintain or increase their advertising budgets would adversely affect our business; we depend on third-party vendors, including internet service providers, advertising networks, and data centers, to provide core services; hosting and delivery costs may increase unexpectedly; we have offered and intend to continue to offer incentives, including economic incentives, to content creators to join our platform, and these arrangements may involve fixed payment obligations that are not contingent on actual revenue or performance metrics generated by the applicable content creator but rather are based on our modeled financial projections for that creator, which if not satisfied may adversely impact our financial performance, results of operations and liquidity; we may be unable to develop or maintain effective internal controls; potential diversion of management's attention and consumption of resources as a result of acquisitions of other companies and success in integrating and otherwise achieving the benefits of recent and potential acquisitions; we may fail to maintain adequate operational and financial resources or raise additional capital or generate sufficient cash flows; changes in tax rates, changes in tax treatment of companies engaged in e-commerce, the adoption of new tax legislation, or exposure to additional tax liabilities may adversely impact our financial results; compliance obligations imposed by new privacy laws, laws regulating social media platforms and online speech in certain jurisdictions in which we operate, or industry practices may adversely affect our business; and those additional risks, uncertainties and factors described in more detail under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and in our other filings with the Securities and Exchange Commission (the “SEC”). We do not intend, and, except as required by law, we undertake no obligation, to update any of our forward-looking statements after the issuance of this Form 8-K to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Important Information

The tender offer described in this Form 8-K (and the Exhibits hereto) has not yet commenced, and this Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell any shares of Common Stock or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the SEC by Rumble. The Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT REGARDING THE OFFER, AS IT MAY BE AMENDED FROM TIME TO TIME, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Rumble’s filings with the SEC may be obtained free of charge at Rumble’s investor relations website (investors.rumble.com) or by contacting investor relations at investors@rumble.com.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

10.1	Transaction Agreement, dated December 20, 2024, by and between Rumble Inc. and Tether Investments Limited.
10.2	Form of Tender and Support Agreement, dated December 20, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rumble Inc.

Date: December 23, 2024	By:	/s/ Michael Ellis
	Name:	Michael Ellis
	Title:	General Counsel and Corporate Secretary